Exhibit 99.1

Description of Governmental Regulations

General

The ownership, operation, and management of our gaming and racing facilities are subject to pervasive regulation under the laws and regulations of each of the jurisdictions in which we operate. Gaming laws are generally based upon declarations of public policy designed to protect gaming consumers and the viability and integrity of the gaming industry. Gaming laws also may be designed to protect and maximize state and local revenues derived through taxes and licensing fees imposed on gaming industry participants as well as to enhance economic development and tourism. To accomplish these public policy goals, gaming laws establish procedures to ensure that participants in the gaming industry meet certain standards of character and fitness. In addition, gaming laws require gaming industry participants to:

•                  ensure that unsuitable individuals and organizations have no role in gaming operations;

•                  establish procedures designed to prevent cheating and fraudulent practices;

•                  establish and maintain responsible accounting practices and procedures;

•                  maintain effective controls over their financial practices, including establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues;

•                  maintain systems for reliable record keeping;

•                  file periodic reports with gaming regulators;

•                  ensure that contracts and financial transactions are commercially reasonable, reflect fair market value and are arms-length transactions; and

•                  establish programs to promote responsible gaming.

Typically, a state regulatory environment is established by statute and is administered by a regulatory agency with broad discretion to regulate the affairs of owners, managers, and persons with financial interests in gaming operations. Among other things, gaming authorities in the various jurisdictions in which we operate:

•                  adopt rules and regulations under the implementing statutes;

•                  interpret and enforce gaming laws;

•                  impose disciplinary sanctions for violations, including fines and penalties;

•                  review the character and fitness of participants in gaming operations and make determinations regarding their suitability or qualification for licensure;

•                  grant licenses for participation in gaming operations;

•                  collect and review reports and information submitted by participants in gaming operations;

•                  review and approve transactions, such as acquisitions or change-of-control transactions of gaming industry participants, securities offerings and debt transactions engaged in by such participants; and

•                  establish and collect fees and taxes.

Any change in the laws or regulations of a gaming jurisdiction could have a material adverse effect on our gaming operations.

Licensing and Suitability Determinations

Gaming laws require us, each of our subsidiaries engaged in gaming operations, certain of our directors, officers and employees, and in some cases, certain of our shareholders and holders of our debt securities, to obtain licenses from gaming authorities. Licenses typically require a determination that the applicant qualifies or is suitable to hold the license. Gaming authorities have very broad discretion in determining whether an applicant qualifies for licensing or should be deemed suitable. Criteria used in determining whether to grant a license to conduct gaming operations, while varying between jurisdictions, generally include consideration of factors such as:

•                  the good character, honesty and integrity of the applicant;

•                  the financial stability, integrity and responsibility of the applicant, including whether the operation is adequately capitalized in the state and exhibits the ability to maintain adequate insurance levels;

•                  the quality of the applicant’s casino facilities;

•                  the amount of revenue to be derived by the applicable state from the operation of the applicant’s casino;

•                  the applicant’s practices with respect to minority hiring and training; and

•                  the effect on competition and general impact on the community.

In evaluating individual applicants, gaming authorities consider the individual’s business experience and reputation for good character, the individual’s criminal history and the character of those with whom the individual associates.

Many gaming jurisdictions limit the number of licenses granted to operate casinos within the state, and some states limit the number of licenses granted to any one gaming operator. Licenses under gaming laws are generally not transferable without approval. Licenses in most of the jurisdictions in which we conduct gaming operations are granted for limited durations and require renewal from time to time. There can be no assurance that any of our licenses will be renewed. The failure to renew any of our licenses could have a material adverse effect on our gaming operations. In addition, Iowa law requires that a qualified nonprofit organization hold the gaming license. At Argosy Casino Sioux City, we are the operator of the property. We own the assets (other than the land) and we manage the facility for Missouri River Historical Development, Inc. (“MHRD”, the licensed nonprofit organization). The agreement with MHRD expired in July 2012 and has not been renewed and negotiations have not been successful. Although the Iowa Gaming and Racing Commission (“IRGC”) concluded that the casino can continue to operate without an effective operating agreement, they awarded a gaming license to another operator for a new land-based Woodbury County casino. The IRGC has indicated that it intends to permit us to continue operation at Argosy Casino Sioux City until such time as the new casino opens to the public or until the appeals from the IRGC’s decision are exhausted, but not beyond. There can be no assurance that this facility will remain open through 2014.

In addition, our Development and Operating Agreement with respect to the operation of Casino Rama was extended in August 2012 on a month-to-month basis with a 60-day notice period, and, unless extended, will expire on September 30, 2014.  The Ontario Lottery and Gaming Corporation (“OLGC”) has announced plans to explore bids for new operating contracts and privatization plans in Ontario. As a result, there is no assurance how long the OLGC will continue to engage us to manage the property.

In addition to us and our direct and indirect subsidiaries engaged in gaming operations, gaming authorities may investigate any individual who has a material relationship to or material involvement with any of these entities to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. Our officers, directors and certain key employees must file applications with the gaming authorities and may be required to be licensed, qualify or be found suitable in many jurisdictions. Gaming authorities may deny an application for licensing for any cause which they deem reasonable. Qualification and suitability determinations require submission of detailed personal and financial information followed by a thorough investigation. The applicant must pay all the costs of the investigation. Changes in licensed positions must be reported to gaming authorities and in addition to their authority to deny an application for licensure, qualification or a finding of suitability, gaming authorities have jurisdiction to disapprove a change in a corporate position.

If one or more gaming authorities were to find that an officer, director or key employee fails to qualify or is unsuitable for licensing or unsuitable to continue having a relationship with us, we would be required to sever all relationships with such person. In addition, gaming authorities may require us to terminate the employment of any person who refuses to file appropriate applications.

Moreover, in many jurisdictions, certain of our stockholders or holders of our debt securities may be required to undergo a suitability investigation similar to that described above. Many jurisdictions require any person who acquires beneficial ownership of more than a certain percentage of our voting securities, typically 5%, to report the acquisition to gaming authorities, and gaming authorities may require such holders to apply for qualification or a finding of suitability. Most gaming authorities, however, allow an “institutional investor” to apply for a waiver. An “institutional investor” is generally defined as an investor acquiring and holding voting securities in the ordinary course of business as an institutional investor, and not for the purpose of causing, directly or indirectly, the election of a member of our board of directors, any change in our corporate charter, bylaws, management, policies or operations, or those of any of our gaming affiliates, or the taking of any other action which gaming authorities find to be inconsistent with holding our voting securities for investment purposes only. Even if a waiver is granted, an institutional investor generally may not take any action inconsistent with its status when the waiver was granted without once again becoming subject to the foregoing reporting and application obligations.

Generally, any person who fails or refuses to apply for a finding of suitability or a license within the prescribed period after being advised it is required by gaming authorities may be denied a license or found unsuitable, as applicable. Any stockholder found unsuitable or denied a license and who holds, directly or indirectly, any beneficial ownership of our voting securities beyond such period of time as may be prescribed by the applicable gaming authorities may be guilty of a criminal offense. Furthermore, we may be subject to disciplinary action if, after we receive notice that a person is unsuitable to be a stockholder or to have any other relationship with us or any of our subsidiaries, we: (i) pay that person any dividend or interest upon our voting securities; (ii) allow that person to exercise, directly or indirectly, any voting right conferred through securities held by that person; (iii) pay remuneration in any form to that person for services rendered or otherwise; or (iv) fail to pursue all lawful efforts to require such unsuitable person to relinquish his voting securities including, if necessary, the immediate purchase of said voting securities for cash at fair market value.

The gaming jurisdictions in which we operate also require that suppliers of certain goods and services to gaming industry participants be licensed and require us to purchase and lease gaming equipment, and certain supplies and services only from licensed suppliers.

Violations of Gaming Laws

If we or our subsidiaries violate applicable gaming laws, our gaming licenses could be limited, conditioned, suspended or revoked by gaming authorities, and we and any other persons involved could be subject to substantial fines. Further, a supervisor or conservator can be appointed by gaming authorities to operate our gaming properties, or in some jurisdictions, take title to our gaming assets in the jurisdiction, and under certain circumstances, earnings generated during such appointment could be forfeited to the applicable state or states. Furthermore, violations of laws in one jurisdiction could result in disciplinary action in other jurisdictions. As a result, violations by us of applicable gaming laws could have a material adverse effect on our gaming operations.

Some gaming jurisdictions prohibit certain types of political activity by a gaming licensee, its officers, directors and key people. A violation of such a prohibition may subject the offender to criminal and/or disciplinary action.

Reporting and Record-keeping Requirements

We are required periodically to submit detailed financial and operating reports and furnish any other information about us and our subsidiaries which gaming authorities may require. Under federal law, we are required to record and submit detailed reports of currency transactions involving greater than $10,000 at our casinos as well as any suspicious activity that may occur at such facilities. We are required to maintain a current stock ledger which may be examined by gaming authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to gaming authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. Gaming authorities may require certificates for our securities to bear a legend indicating that the securities are subject to specified gaming laws.

Review and Approval of Transactions

Substantially all material loans, leases, sales of securities and similar financing transactions by us and our subsidiaries must be reported to and in some cases approved by gaming authorities. Neither we nor any of our subsidiaries may make a public offering of securities without the prior approval of certain gaming authorities. Changes in control through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or otherwise are subject to receipt of prior approval of gaming authorities. Entities seeking to acquire control of us or one of our subsidiaries must satisfy gaming authorities with respect to a variety of stringent standards prior to assuming control. Gaming authorities may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control to be investigated and licensed as part of the approval process relating to the transaction.

Because of regulatory restrictions, our ability to grant a security interest in any of our gaming assets is limited and subject to receipt of prior approval by gaming authorities.

License Fees and Gaming Taxes

We pay substantial license fees and taxes in many jurisdictions, including some of the counties and cities in which our operations are conducted, in connection with our casino gaming operations, computed in various ways depending on the type of gaming or activity involved. Depending upon the particular fee or tax involved, these fees and taxes are payable with varying frequency. License fees and taxes are based upon such factors as:

•                  a percentage of the gross gaming revenues received;

•                  the number of gaming devices and table games operated;

•                  admission fees for customers boarding our riverboat casinos; and

•                  one time fees payable upon the initial receipt of license and fees in connection with the renewal of license.

In many jurisdictions, gaming tax rates are graduated, such that they increase as gross gaming revenues increase. Furthermore, tax rates are subject to change, sometimes with little notice, and such changes could have a material adverse effect on our gaming operations.

In addition to taxes specifically unique to gaming, we are required to pay all other applicable taxes.

Operational Requirements

In most jurisdictions, we are subject to certain requirements and restrictions on how we must conduct our gaming operations. In many states, we are required to give preference to local suppliers and include minority and women-owned businesses as well as organized labor in construction projects to the maximum extent practicable as well as in general vendor business activity. Similarly, we may be required to give employment preference to minorities, women and in-state residents in certain jurisdictions.

Some gaming jurisdictions also prohibit a distribution, except to allow for the payment of taxes, if the distribution would impair the financial viability of the gaming operation. Moreover, many jurisdictions require a gaming operation to maintain insurance and post bonds in amounts determined by their gaming authority.

In addition, our ability to conduct certain types of games, introduce new games or move existing games within our facilities may be restricted or subject to regulatory review and approval. Some of our operations are subject to restrictions on the number of gaming positions we may have and the maximum wagers allowed to be placed by our customers.

In Mississippi, we are required to include a 500 car parking facility in close proximity to each casino complex and infrastructure facilities that will amount to at least twenty five percent of the casino cost. This requirement has recently been increased for any new casinos in Mississippi.

In Pennsylvania, the holder of a Category 1 license is required to create a fund to be used for the improvement and maintenance of the backside area of the racetrack. A Category 1 licensee must deposit into the fund $5,000,000 over the initial five year period of the license and an amount not less than $250,000 or more than $1,000,000 annually for the five years thereafter. We have reached an agreement with the Pennsylvania Horsemen’s Benevolent and Protective Association on the allocation of these funds.

Riverboat Casinos

In addition to all other regulations generally applicable to the gaming industry generally, certain of our riverboat casinos are also subject to regulations applicable to vessels operating on navigable waterways, including regulations of the U.S. Coast Guard, or alternative inspection requirements. These requirements set limits on the operation of the vessel, mandate that it must be operated by a minimum complement of licensed personnel, establish periodic inspections, including the physical inspection of the outside hull, and establish other mechanical and operations rules. In addition, the riverboat casinos may be subject to future U.S. Coast Guard regulations, or alternative security procedures, designed to increase homeland security which could affect some of our properties and require significant expenditures to bring such properties into compliance.

Racetracks

We conduct horse racing operations at our thoroughbred racetracks in Charles Town, West Virginia, Grantville, Pennsylvania, Hobbs, New Mexico, Grove City, Ohio, and at our harness racetracks in Bangor, Maine, Toledo, Ohio and Fort Washington, Maryland. In January 2014, in connection with our pending gaming license application, we began to manage a harness racetrack in Plainville, Massachusetts. We also have an ownership interest in a harness racetrack in Freehold, New Jersey and Houston, Texas through joint venture agreements. We conduct greyhound racing in Seminole County, Florida, at our Sanford Orlando facility. In Pennsylvania, we operate four off-track wagering facilities and conduct account wagering operations. We currently operate video lottery terminals and table games at the Charles Town, West Virginia racetrack. In addition, we are currently in the process of relocating our racing operations in Grove City, Ohio and Toledo, Ohio to Austintown, Ohio and Dayton, Ohio, respectively, where we also plan to operate video lottery terminals.  We operate slot machines and table games at our Grantville, Pennsylvania racetrack, operate slot machines and table games in Bangor, Maine at a facility located near the racetrack and operate slot machines at our Hobbs, New Mexico racetrack. Generally, our slot and table operations at racetracks are regulated in the same manner as our gaming operations in other jurisdictions. In some jurisdictions, our ability to conduct gaming operations may be conditioned on the maintenance of agreements or certain arrangements with horsemen’s or labor groups.

Regulations governing our horse racing operations are administered separately from the regulations governing gaming operations, with separate licenses and license fee structures. The racing authorities responsible for regulating our racing operations have broad oversight authority, which may include: annually reviewing and granting racing licenses and racing dates; approving the opening and operation of off track wagering facilities; approving simulcasting activities; licensing all officers, directors, racing officials and certain other employees of a racing licensee; and approving all contracts entered into by a racing licensee affecting racing, pari-mutuel wagering, account wagering and off track wagering operations.

Indian Gaming

On April 5, 2013, we announced that we and the Jamul Indian Village (the “Jamul Tribe”) have entered into definitive agreements for a management contract to jointly develop a Hollywood Casino-branded casino and resort on the Jamul Tribe’s trust land in San Diego County, California, which is located approximately 20 miles east of downtown San Diego.

The terms and conditions of management contracts and the operation of casinos and gaming on Indian land in the United States are subject to the Indian Gaming Regulatory Act of 1988 (the “IGRA”), which is administered by the National Indian Gaming Commission (the “NIGC”).  The IGRA is subject to interpretation by the NIGC and may be subject to judicial and legislative clarification or amendment.

The IGRA requires NIGC approval of management contracts for gaming on Indian lands, as well as the review of all agreements collateral to the management contracts. Management contracts which are not so approved are void. The NIGC will not approve a management contract if a director or a 10% stockholder of the management company: (i) is an elected member of the governing body of the Native American tribe which is the party to the management contract; (ii) has been or subsequently is convicted of a felony or gaming offense; (iii) has knowingly and willfully provided materially important false information to the NIGC or the tribe; (iv) has refused to respond to questions from the NIGC; or (v) is a person whose prior history, reputation and associations pose a threat to the public interest or to effective gaming regulation and control, or create or enhance the chance of unsuitable activities in gaming or the business and financial arrangements incidental thereto.  In addition, the NIGC will not approve a management contract if the management company or any of its agents have attempted to unduly influence any decision or process of tribal government relating to gaming, or if the management company has materially breached the terms of the management contract or the tribe’s gaming ordinance or resolution, or a trustee, exercising the skill and due diligence that a trustee is commonly held to, would not approve the management contract.

A management contract can be approved only after the NIGC determines that the contract provides, among other things, for: (i) adequate accounting procedures and verifiable financial reports, which must be furnished to the tribe; (ii) tribal access to the daily operations of the gaming enterprise, including the right to verify daily gross revenues and income; (iii) minimum guaranteed payments to the tribe, which must have priority over the retirement of development and construction costs; (iv) a ceiling on the repayment of such development and construction costs; and (v) a contract term not exceeding five years and a management fee not exceeding 30% of net revenues (as determined by the NIGC), provided that the NIGC may approve up to a seven-year term and a management fee not to exceed 40% of net revenues if the NIGC is satisfied that the capital investment required, and the income projections for the particular gaming activity require the larger fee and longer term. There is no periodic or ongoing review of approved contracts by the NIGC. The only post-approval action that could result in possible modification or cancellation of a contract would be as the result of an enforcement action taken by the NIGC based on a violation of the law or an issue affecting suitability.  On January 24, 2014, the NIGC staff made a preliminary determination that terms of the management agreement between the Company and the Jamul Tribe are consistent with IGRA and the regulations of the NIGC, subject to a final determination by the NIGC that the Company and its executive management team are deemed suitable and the project obtains the requisite federal environmental approvals.

Indian tribes are sovereign with their own governmental systems that have primary regulatory authority over activities within the tribes’ jurisdiction. Therefore, persons engaged in gaming activities, including the company, are subject to the provisions of tribal ordinances and regulations. Tribal gaming ordinances are subject to review by the NIGC under certain circumstances. The NIGC may determine that some or all of the ordinances require amendment, and/or that additional requirements, including additional licensing requirements, may be imposed on us. The possession of valid licenses from the Jamul Tribe is an ongoing condition of our agreement with the Jamul Tribe.